Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Six Months Ended
	2008	2009	2010	2011	2012	September 30, 2012
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$762	$1,049	$1,152	$1,209	$1,354	$697
Add: Fixed charges	248	191	156	121	123	49
Total earnings available for fixed charges	$1,010	$1,240	$1,308	$1,330	$1,477	$746
Fixed charges:
Interest expense(1)	$169	$130	$102	$68	$64	$32
Interest portion of rental expense	79	61	54	53	59	17
Total fixed charges	$248	$191	$156	$121	$123	$49
RATIOS OF EARNINGS TO FIXED CHARGES	4.07	6.49	8.38	10.99	12.01	15.22
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness